TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, NY 10004-2498
LOS ANGELES • PALO ALTO • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

February 14, 2014

By EDGAR and By Hand

Mr. Larry L. Greene,

Senior Counsel,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, DC 20549.

Re:	Carlyle Select Trust Form N-1A filed December 30, 2013
(File Numbers 811-22928, 333-193138)

Dear Mr. Greene:

Please find enclosed for filing under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “Investment Company Act”), pre-effective Amendment No. 1 (the “Amendment”) to the Registration Statement of Carlyle Select Trust (the “Trust”) on Form N-1A (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Amendment. We are also providing courtesy hard copies of the Amendment marked to reflect changes from the Registration Statement as originally filed, and this letter, to you.

Set forth below are the Trust’s responses to the comment letter, dated January 29, 2014, from the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”), concerning the Registration Statement. To facilitate the Staff’s review, the captions and numbered comments from the comment letter have been repeated in this letter in bold face type and the Trust’s responses immediately follow each numbered comment in regular type.

Larry L. Greene	-2-

General

1. The typeface of the printed document is hard to read and appears to be set forth in an inappropriately small font. Confirms the printed document will comply with the type size requirements in Rule 420.

Response—The Trust confirms that the printed document will comply with the 10-point modern type size requirement of Rule 420, except as necessary for convenient presentation, financial statements and other tabular data, including tabular data in notes, as permitted by Rule 420(a).

2. Delete the header “Table of Content” appearing on each page. Explain or clarify the meaning of the phrase “1,600 carry fund investors” on page 36.

Response—The Trust has deleted the header “Table of Contents” from each page of the Amendment. In addition, the Trust has revised the disclosure with respect to carry fund investors. See page 31 of the Amendment.

Prospectus Cover

3. Given that the term “global” is in the Carlyle Global Core Allocation Fund’s name, please expressly describe how the Fund will “invest its assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, as n.42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

Response—In response to the Staff’s comment, the Trust has dropped the term “global” from the Carlyle Global Core Allocation Fund’s name and has revised the Registration Statement accordingly.

Prospectus

Fund Summaries – Page 1

4. Confirm the fee waiver and reimbursement agreement has been or will be filed.

Response—The Trust confirms that the Fee Waiver Agreement will be filed.

Larry L. Greene	-3-

Principal Investment Strategies of the Fund – Page 2

5. Disclosure in the first paragraph indicates that the Carlyle Enhanced Commodity Real Return Fund will allocate assets to various commodity sectors including energy, precious and base metals. If appropriate, consider whether disclosure should be added regarding energy, mining, extraction, or drilling risks, such as the risks of the occurrence of incidents like the West Virginia coal mine tragedy or the BP oil rig explosion, fire and massive spill in the Gulf of Mexico; or whether disclosure is warranted in light of the Dodd-Frank §1502 requirements applicable to conflict minerals. Delete the word “also,” as indicated, from the following sentence: “The Fund also invests in fixed income securities including money market instruments and inflation-linked securities, as well as derivatives. Disclosure preceding the sentence does not disclose the type of investments the Fund makes.

Response—The Trust has revised the disclosure under the headings “Fund Summaries—Carlyle Enhanced Commodity Real Return Fund—Principal Risks of Investing in the Fund—Commodities Investment Risk” and “Risk Factors—Commodities Investment Risk” in the Prospectus contained in the Amendment to include disclosure regarding energy, mining, extraction and drilling risks. See pages 3, 14 and 24. The Trust respectfully submits that it is not subject to the conflicts minerals rules promulgated by the Commission to implement Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act because the Trust does not manufacture or contract to manufacture products for which conflict minerals are necessary to the functionality or production.

In addition, the Trust has revised the Amendment to move the indicated sentence so that it follows disclosure that describes the type of investments the Fund makes, in response to the Staff’s request. See page 2 of the Amendment.

6. Disclosure in the third paragraph states that: “The Fund may engage in derivative transactions … to change the effective duration of its portfolio; … and/or as a substitute for the purchase or sale of securities or other financial instruments, including currencies or commodities.” With respect to the first clause, briefly define the terms duration and effective duration and make clear that duration measures volatility and not time. Clarify that securities acquired as substitutes for other instruments will have similar economic characteristics to those instruments. In addition, please disclose how closely correlated the performance of derivatives will be in order to qualify as a substitute for a direct investment in other investments.

Larry L. Greene	-4-

The Trust has revised the disclosure in the third paragraph as requested by the Staff. See pages 3, 9, 18 and 20 of the Amendment.

Principal Risks of Investing in the Fund Subsidiary Risk – Page 5

7. The second full paragraph on this page discusses the Carlyle Enhanced Commodity Real Return Fund’s investment of not more than 25% of its assets in a Cayman Island wholly owned subsidiary. Other disclosure in the filing indicates that each Fund has a wholly owned Cayman subsidiary. In this connection, please address the following:

a. please confirm that the subsidiary will enter into an investment advisory agreement with the Fund’s investment adviser and/or sub-adviser pursuant to the requirements of §15(a) of the 1940 Act,

Response—Prior to the investment of assets of a Fund in the applicable Subsidiary, the Manager and the Subsidiary will enter into a management agreement (each, an “Agreement”) with the Subsidiary that sets forth the management and investment advisory services to be provided to the Subsidiary by the Manager and related matters. Since the Manager is also the investment adviser of each Fund and receives compensation for managing the assets of the Fund, including assets invested in each Subsidiary, each Agreement will provide that the Manager will receive no additional compensation for its services under such Agreements. There will also be a Sub-Advisory Agreement in the case of the Subsidiary of Carlyle Enhanced Commodity Real Return Fund.

The Trust respectfully submits that because neither Subsidiary is registered as an investment company under the Investment Company Act, the Agreements are not subject to the requirements of Section 15 of the Investment Company Act. The services performed by the Manager under the Agreements, and of the Sub-Adviser under the Sub-Advisory Agreement relating to the Subsidiary of Carlyle Enhanced Commodity Real Return Fund, also will be subject to review by the Board of Trustees of the Trust, including the “independent” Trustees of the Trust, in connection with the Board’s annual review of the Trust’s Management Agreement with the Manager with respect to the Funds and the Sub-Advisory Agreement with respect to Carlyle Enhanced Commodity Real Return Fund.

b. please confirm that each subsidiary’s board of directors will be signatories to the Fund’s registration statement,

Response—The Trust respectfully submits that under Form N-1A and applicable SEC staff guidance, it is not required that each Subsidiary’s board of directors be signatories to the Registration Statement. Neither Subsidiary is a co-issuer of the applicable Fund’s securities or is offering any securities subject to registration under the Securities Act.

Larry L. Greene	-5-

c. please confirm that each subsidiary’s financial statements will be consolidated with the Fund’s financial statements,

Response—The Trust confirms that each Subsidiary’s financial statements will be consolidated with the applicable Fund’s financial statements.

d. please confirm that the Fund and the subsidiary will meet all of the requirements of the 1940 Act on a consolidated basis. In particular, please confirm that the consolidated entity will comply with the provisions of: Section 8 of the 1940 Act relating to investment policies; §17 relating to affiliated transactions, custody and fidelity bond; §18 relating to capital structure and leverage; §31 regarding books and records; and the 1940 Act relating to pricing and accounting,

Response—The Trust confirms that each Fund and Subsidiary on a consolidated basis will comply with the provisions of Section 8 of the Investment Company Act relating to investment policies, Section 17 relating to affiliated transactions, custody and fidelity bond, Section 18 relating to capital structure and leverage, Section 31 regarding books and records, and the requirements of the Investment Company Act relating to pricing and accounting.

e. please confirm that the subsidiary will have an eligible custodian under §17(f) of the 1940 Act,

Response—The Trust confirms that each Subsidiary will have an eligible custodian under Section 17(f) of the Investment Company Act.

f. please confirm that the subsidiary’s expenses will be included in the fee table as a separate line item,

Response—The Trust respectfully submits that the current fee table disclosure clearly communicates to investors the fees associated with each Subsidiary given that, as per the response to Comment 7.c above, the Subsidiary will be consolidated with the respective Fund. Accordingly, each Subsidiary’s expenses are included in the applicable Fund’s contractual fee waiver. Footnote 1 to the fee table discloses that the operating expenses of each Subsidiary are included in “Other Expenses” line item and Footnote 3 to the Carlyle Enhanced Commodity Real Return Fund fee table explicitly discloses that the Fund’s “Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements” reflects the Fund’s contractual fee waiver “inclusive of the Subsidiary”.

Larry L. Greene	-6-

g. please confirm that the subsidiary and its board of directors have agreed to designate an agent for service of process in the United States and have agreed to inspection of the subsidiary’s books and records by the staff,

Response—The Trust confirms that each Subsidiary will designate an agent for service of process in the United States and will consent to an examination of its books and records.

h. please disclose whether the Fund has any intention to sell or transfer the shares of the subsidiary,

Response—The Trust confirms that neither Fund has any intention to sell or transfer the shares of its Subsidiary to a third party or parties.

i. confirm whether the subsidiary sells its securities only to the Fund,

Response—The Trust confirms that it is intended that each Subsidiary will be a wholly owned subsidiary of the respective Fund, and that accordingly each Subsidiary will sell its securities only to the applicable Fund.

j. confirm whether additional disclosure regarding the corporate structure of the subsidiary is contained elsewhere in the registration statement,

Response—The Trust confirms that sections in the SAI entitled “Description of the Funds’ Investments and Investment-Related Risks— Investment in Subsidiary” and “Distributions and Taxes—Taxation of the Funds—The Subsidiary” provide detail regarding the corporate structure of the Subsidiaries.

k. the section entitled “The Fund’s Management and Administration” on page 36 states that the management fee is expressed as a percentage of average daily net assets. Confirm whether this includes the assets of the subsidiary. If not, explain how the assets of the subsidiary are accounted for in the payment of the advisory fee, and

Response—The Trust notes that the management fee is paid to the Manager by the applicable Fund. The Trust confirms that the management fee is based on the value of the applicable Fund’s assets, including the value of the shares of the applicable Subsidiary that are owned by such Fund.

l. the section entitled “CHOOSING A SHARE CLASS – Share Price” on page 41 explains that: “The NAV per share of each Fund is

Larry L. Greene	-7-

computed by dividing the total current value of the assets of the Fund attributable to a class, less class liabilities, by the total number of shares of that class of the Fund outstanding at the time such computation is made.” Confirm whether this includes the value of the securities owned by the subsidiary.

Response—The Trust confirms that the price of each Fund’s shares is based on the value of the applicable Fund’s portfolio securities, which in each case include the value of the shares of the applicable Subsidiary. Therefore, because the value of the shares of the applicable Subsidiary reflect the value of the securities owned by such Subsidiary, the NAV per share of each Fund will include the value of the securities owned by the applicable Subsidiary.

Foreign Investments Risk – Page 6

8. If the Carlyle Enhanced Commodity Real Return Fund will make emerging market investments, add appropriate disclosure to the risk and strategy discussions.

Response—The Trust confirms that the Carlyle Enhanced Commodity Real Return Fund does not intend to make emerging market investments.

Performance – Page 9

9. Revise the last sentence of the of the paragraph under this caption to indicate that such performance will be provided after the Fund has one full calendar year of performance. See Item 4(b)(2) of Form N-1A.

Response—The Trust has revised the indicated disclosure to indicate that such performance will be provided after the Fund has one full calendar year of performance. See pages 7 and 15 of the Amendment.

Carlyle Global Core Allocation Fund Summary – Page 12

10. Disclosure in the third paragraph indicates that securities may be rated or unrated and of the lowest quality. If applicable, disclose that they may be in default. Revise the last sentence, which indicates that there is no limit regarding, among others, less liquid securities, to indicate that there is a 15% limit regarding illiquid investments.

Response—The Trust confirms that the Funds do not intend to invest in securities that may be in default. The Trust acknowledges the SEC’s position that mutual funds should not invest in illiquid securities if doing so would cause the fund to have less than 85% of its assets in liquid securities, and has revised the disclosure in the last sentence to

Larry L. Greene	-8-

indicate that the Fund may not purchase any illiquid securities if, as a result of such acquisition, more than 15% of its net assets would be invested in illiquid securities. See pages 10 and 20 of the Prospectus and page 15 of the SAI.

11. Revise the disclosure at the bottom of the page, to the effect that it may invest a high percentage of assets in one issuer, consistent with the Fund’s election to qualify as a RIC.

Response—The Trust has revised the disclosure with respect to each Fund to clarify that, to the extent consistent with such Fund’s election to qualify as a regulated investment company, it may invest a high percentage of assets in one issuer. See pages 3, 10, 19 and 21 of the Amendment.

Buying and Selling Shares

Customer Identification Program – Page 46

12. Revise this disclosure to state that the Fund has appointed a money laundering compliance officer.

Response—The Trust has revised disclosure to state that the Trust’s Chief Compliance Officer has been designated as the Anti-Money Laundering Compliance Officer of each Fund. See page 42 of the Amendment.

How to Redeem Shares – Page 47

13. The last paragraph of this discussion indicates that the Funds may hold proceeds for shares purchased by check or ACH for as long as five business days until the purchase amount has been collected. In these situations, what day’s price applies to the transaction.

Response— The Trust notes that unless the check or ACH transaction has cleared the redemption request cannot be processed until five business days after the purchase order was accepted unless the investor provides satisfactory proof that the check or ACH has cleared. Until such time, any redemption request will not be in good order. Once the redemption request is in good order, the request will be processed and if it is received before 4:00 p.m. on a particular day, the price received will be that day’s net asset value per share.

Additional Information Regarding Redemptions

14. Disclosure in the second paragraph indicates that an investor may be removed from the Fund if their account value falls below the required minimum balance. Add disclosure, which limits this action to cases involving redemptions, exchanges or other investor initiated withdrawals.

Larry L. Greene	-9-

Response—The Trust has revised the disclosure in the second paragraph to indicate that an investor may be removed from the Funds if such investor’s account value falls below the required minimum balance as a result of a redemption, exchange or other withdrawal initiated by such investor. See page 43 of the Amendment.

15. The third paragraph lists five situations wherein the Fund may suspend redemption. Add the following clause to the first item, “as determined by the SEC.”

Response—The Trust has revised the indicated disclosure as requested. See page 43 of the Amendment.

How to Exchange Shares – Page 48

16. Disclosure in the fifth and sixth paragraphs indicates that the Fund may act on communication it “believes” to be genuine, and that investors and not the Fund bear the risk of loss as the result of unauthorized telephone exchanges believed by the Fund to be genuine. It is also noted that the Fund will employ reasonable procedure to confirm the communications are genuine. Revise the disclosure to indicated that the Fund “may not be liable” if it has such reasonable procedures and follows them in a case resulting in loss to an investor.

Response—The Trust has revised the disclosure to state that the Funds will not be liable to an investor if they have reasonable procedures and follow them. See page 44 of the Amendment.

How To Reach Us – Page 54

17. Confirm that the 811- number disclosure will appear at the end of the prospectus.

Response—The Trust confirms that the 811-number disclosure will appear at the end of the Prospectus. See page 50 of the Amendment.

Carlyle Selection Trust Privacy Notice – Page 55

18. Consistent with the comment immediately above, this disclosure should either appear earlier in the prospectus or be formatted so as not to be a part of the prospectus, e.g., as an appendix.

Larry L. Greene	-10-

Response—The Trust has moved the Carlyle Select Trust Privacy Notice to an Appendix C. See Appendix C on page C-1 of the Amendment.

Statement of Additional Information

Investment Policies – Page 2

19. Revise and simplify the first three sentences of the second paragraph to make it clear that both borrowing and illiquid securities are exceptions to the policy that applies “at the time of purchase.”

Response—The Trust has revised the disclosure to make it clear that borrowing is an exception to the policy that applies “at the time of purchase.” See page 1 of the Amendment. In response to the Staff’s comment regarding illiquid securities, each Fund has clarified its disclosure to state that it will not acquire any illiquid securities if, as a result of such acquisition, more than 15% of its net assets would be comprised of illiquid securities.

Fundamental Investment Policies of the Funds

20. Revise Fundamental Policy No. 2, which is confusing and hard to follow, owing to the use of several conditional clauses.

Response—The Trust has revised fundamental investment policy No. 2. See page 1 of the Amendment.

21. If the fourth clause of No. 2 means that the Carlyle Enhanced Commodity Real Return Fund may concentrate in commodity sectors, please specify the industry or group of industries in which it will concentrate.

Response—The Trust notes that it is not a fundamental investment policy of the Carlyle Enhanced Commodity Real Return Fund to concentrate in specific commodity sectors. The Trust respectfully submits that the current disclosure in the Prospectus clearly communicates to investors specific examples of the types of commodity industries in which the Carlyle Enhanced Commodity Real Return Fund may invest. See pages 2 and 18 of the Prospectus.

22. If accurate, revise and reformat No. 3 so as to make clear that everything following the first semi-colon, beginning with the clause “among other things,” is explanatory and not part of what is intended to be fundamental or changeable only by shareholder vote.

Larry L. Greene	-11-

Response—The Trust has revised the disclosure to clarify the disclosure as requested by the Staff. See page 2 of the Amendment.

23. With respect to No. 4 regarding borrowing, confirm that each Fund’s actual borrowing policy is spelled out in the prospectus. Similarly, with respect to No. 7, purchasing and selling commodities, and No. 8, making loans to other persons, confirm that the specific limits of these policies are disclosed in the prospectus. Further, with respect to No. 8 and the disclosure which begins with “in accordance with the Funds’ investment objective and,” revise the restriction so as not to formulate this, or any restriction, in a manner which refers to policies disclosed elsewhere in the filing.

Response—The Trust respectfully submits that the disclosure of the Funds’ fundamental investment policies, including its policies with respect to borrowing, purchasing and selling commodities and making loans to other persons, is not required to be included in the Prospectus pursuant to Form N-1A (see Item 16(c)), except to the extent they constitute a principal investment strategy of the applicable Fund (see Instruction 5 to Item 9(b) and Item 16(c)).

The Trust notes that purchasing and selling commodities constitutes a principal investment strategy of each Fund and confirms that the specific limits of each Fund’s strategy with respect to purchases and sales of commodities are disclosed in the Prospectus. See pages 2, 6, 10 and 14 of the Prospectus. The Trust has also revised the disclosure in the Prospectus to include the asset segregation requirements applicable to futures, including commodity futures. See pages 4, 13 and 27 of the Prospectus.

The Trust has revised the disclosure with respect to fundamental policy No. 8 as requested by the Staff. See page 2 of the Amendment.

Description of the Funds’ Investment and Investment-Related Risks – Page 3

24. The proviso paragraph indicates that the table lists other strategies and risks than those discussed in the prospectus on page 3. However, many items appear on both lists. Either reformat the list so as to avoid duplicating the items covered in the prospectus or revise the lead- in paragraph so as to accurately describe the discussion that follows.

Response—The Trust has revised the lead-in paragraph to accurately describe the discussion that follows. See page 3 of the Amendment.

Larry L. Greene	-12-

Total Return and Interest Rate Swaps – Page 17

25. With respect to investments in total return swaps, each Fund should set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which a Fund operates.

Response—The Trust acknowledges that the Commission or the Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Funds operate.

Loans of Portfolio Securities – Page 20

26. Disclosure in the last paragraph indicates that an agent will conduct securities lending. Clarify who manages the cash collateral, whether that entity is an affiliate of the Fund, and the considerations that led to that arrangement. Disclose how the lending agent is paid, and that the costs of securities lending are not included in the fee table. Depending on the circumstances surrounding the fee, disclose that the fee may entail an inherent conflict of interest. Add disclosure regarding the regulatory limitations applicable to securities lending, including a statement that the Fund will limit its lending to no more than a third of its assets.

Response—The Trust has revised the disclosure as requested. See pages 16 – 17 of the Amendment.

Cover Requirements for Swap Agreements, Options, Futures and Options on Future – Page 22

27. Confirm whether the subsidiary will comply with cover obligations and other requirements as if it were an open-end fund?

Response—The Trust confirms that each Subsidiary will comply with the asset segregation requirements as if it were an open-end investment company registered under the Investment Company Act.

Larry L. Greene	-13-

Securities of Other Investment Companies – Page 24

28. Add the clause “as well as its own” to the end of the first paragraph.

Response—The Trust has revised the disclosure as requested. See page 19 of the Amendment.

Disclosure of Portfolio Holdings – Page 34

29. Disclosure in the second paragraph indicates that service providers are authorized to receive portfolio information and that going forward additional service providers may be authorized. Be aware, all such on-going arrangements to provide service providers with portfolio holdings information must identify the recipient and describe the information. See Item 16(f)(2) of Form N-1A.

Response—The Trust acknowledges that all such on-going arrangements to provide service providers with portfolio holdings information must identify the recipient and describe the information.

Financial Statements – Page 55

30. The caption “Financial Statements” indicates that the Funds are new and have no financial statements. Explain how the registrant intends to comply with §14 of the 1940 Act and confirm that you will provide seed money financial statements.

Response—The Trust will issue seed capital shares to the Manager in an amount sufficient to comply with Section 14 of the Investment Company Act and will file seed money financial statements in a pre-effective amendment to the Registration Statement.

Appendix A – Purchases, Redemptions and Exchanges – Page A-1

31. Disclosure in the third paragraph states that each Fund may exchange securities for Fund shares. Disclose the specifics of this exchange feature in the prospectus, including any requirements or limitations, e.g., need investors pay transaction fees, any applicable conditions, whether the type of securities accepted in exchange are limited to the type of instruments in which the Funds invest. Further, disclose how these instruments will be valued and whether exchanges are limited only to securities or whether commodities may also be accepted.

Response—The Trust has revised the Prospectus to add a new subsection entitled “In-Kind Purchases” in the section “Buying and Selling Shares” to address these requests. See page 42 of the Prospectus.

Larry L. Greene	-14-

32. Revise the last sentence of the fourth paragraph so as to include taxable capital gain to the charges that an investor may experience in converting a security received in-kind into cash.

Response—The Trust has revised the disclosure as requested. See page A-1 of the Amendment.

Any questions or comments with respect to the Amendment or this letter may be communicated to me at (212) 558-4940 or farrarw@sullcrom.com, or Donald R. Crawshaw at (212) 558-4016 or crawshawd@sullcrom.com. Please send copies of any correspondence relating to this filing to me by facsimile at (212) 291-9052 or by email to farrarw@sullcrom.com, with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ William G. Farrar

cc:	Ian J. Sandler (Carlyle Select Trust)

Donald R. Crawshaw
(Sullivan & Cromwell LLP)